UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 3)

 Under the Securities Exchange Act of 1934

Repros Therapeutics Inc.

(Name of Issuer)

 Common Stock

(Title of Class of Securities)

76028H100

(CUSIP Number)

 April 14, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]    Rule 13d-1(b)

[ x ]    Rule 13d-1(c)

[    ]    Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76028H100	SCHEDULE 13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vermillion Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 76028H100	SCHEDULE 13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cyan Opportunities Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 364,767
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 364,767
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,767
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 76028H100	SCHEDULE 13G	Page 4 of 8 Pages

Item 1.	(a).	Name of Issuer: Repros Therapeutics Inc.
	(b).	Address of Issuer's Principal Executive Offices:
2408 Timberloch Place, Suite B-7 The Woodlands, Texas 77380
Item 2.	(a).	Name of Person Filing:
		i)	Vermillion Asset Management, LLC
		ii)	Cyan Opportunities Fund, Ltd.
(b).	Address of Principal Business Office or, if none, Residence:
	i)	267 Fifth Avenue, 7th Floor New York, NY 10016
	ii)	c/o Vermillion Asset Management, LLC 267 Fifth Avenue, 7th Floor New York, New York 10016
(c).	Citizenship or Place of Organization:
	i)	Delaware
	ii)	Cayman Islands company
(d).	Title of Class of Securities: Common Stock
(e).	CUSIP Number: 76028H100

CUSIP No. 76028H100	Page 5 of 8 Pages

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8);
	(e)	[ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] Group, in accordance with section240.13d-1(b)(1) (ii)(J).

If this statement is filed pursuant to Rule 13D-1(c), check this box. [ x ]

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
VERMILLION ASSET MANAGEMENT, LLC
	(a).	Amount beneficially owned: 0
	(b).	Percent of class: 0%

CUSIP No. 76028H100	Page 6 of 8 Pages

(c).	Number of shares as to which the person has:
	(1)	Sole power to vote or to direct the vote: 0
	(2)	Shared power to vote or to direct the vote: 0
	(3)	Sole power to dispose or to direct the disposition of: 0
	(4)	Shared power to dispose or to direct the disposition of: 0
CYAN OPPORTUNITIES FUND, LTD.
(a).	Amount beneficially owned: 364,767
(b).	Percent of class: 2.4%
(c).	Number of shares as to which the person has:
(1)	Sole power to vote or to direct the vote: 364,767
(2)	Shared power to vote or to direct the vote: 0
(3)	Sole power to dispose or to direct the disposition of: 364,767
(4)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:
0% and 2.4%

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

CUSIP No. 76028H100	Page 7 of 8 Pages

Item 7.	Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable.

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2009

VERMILLION ASSET MANAGEMENT, LLC

By:	/s/ Christopher Zuech
Christopher Zuech, Chief Compliance Officer

CYAN OPPORTUNITIES FUND, LTD.

By:	/s/ Christopher Zuech
Christopher Zuech, Authorized Signatory

CUSIP No. 76028H100	Page 8 of 8 Pages

Joint Filing Agreement

The undersigned hereby agree to the joint filing with each other of a Schedule 13G, and all amendments thereto, with respect to each holding as to which such report must be made, and that each such Schedule and all amendments thereto are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 4th day of May, 2009.

VERMILLION ASSET MANAGEMENT, LLC

By:	/s/ Christopher Zuech
Christopher Zuech, Chief Compliance Officer

CYAN OPPORTUNITIES FUND, LTD.

By:	/s/ Christopher Zuech
Christopher Zuech, Authorized Signatory